UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on July 2, 2020 (the “Original Form 6-K”), is being furnished solely for the purposes of amending the Original Form 6-K in order to include exhibits 5, 6,7, 8, 9 and 10. No other portions of the Original Form 6-K were amended.

EXHIBIT INDEX

Exhibit Number	Description of Document
5	Exhibit 5.3.1. Assets, Liabilities and Rights of UPI Movable Assets (English translation).
6	Exhibit 5.3.2. Assets, Liabilities and Rights of UPI Towers (English translation).
7	Exhibit 5.3.3. Assets, Liabilities and Rights of UPI Data Center (English translation).
8	Exhibit 5.3.4. Assets, Liabilities and Rights of UPI InfraCo (English translation).
9	Exhibit 5.3.8.1. General Terms and Conditions SPA UPI Movable Assets (English translation).
10	Exhibit 5.3.8.2. UPI Towers Summary of the Terms and Conditions for the Acquisition of Isolated Production Unit (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer